ОАО ЮТК
ЮЖНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
"ЮЖНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ"

ул.Карасунская, 66, г.Краснодар,Россия, 350000
тел. (861) 253-20-56
телетайп 211402 ЗВУК
e-mail: operator@mail.stcompany.ru
Расчетный счет ____________

БИК ____________
Кор. счет ____________
ИНН 2308025192
ОКОНХ 52300, ОКПО 01151037

от 15.09.2006 № 10.2-2108-4167
на № ______ от ______

082-04721

SECURITIES AND EXCHANGE COMMISSION OF THE UNITED STATES OF AMERICA

450 Fifth Street, NW Washington, DC 20549, United States

SEC MAIL PROCESSING
RECEIVED
SEP 26 2006
WASH, D.C. 213 SECTION

Gentlemen:

To maintain the effect of the exemption, allowed for Public Joint –Stock Company "Southern Telecommunications Company" by Securities and Exchange Commission (USA) under Rule 12g3-2(b), we are forwarding the following documents to you (file № 33-86928):

1. Notifications on material facts.

Please find 2 pages enclosed.

SUPPL

06017164

Yours faithfully,

PROCESSED
OCT 04 2006
THOMSON FINANCIAL

A. V. Andreev,
CEO
Southern Telecommunications Company

Dw 10/2

Notification on the material facts

"DATA ON ACCRUED AND (OR) PAID INCOME UNDER THE ISSUER'S SECURITIES"

"DATA ON THE TIME OF EXECUTION OF THE ISSUER'S OBLIGATIONS TO THE OWNERS OF SECURITIES"

1. General	
1.1. Full registered name of the Issuer	*Public Joint –Stock Company "Southern Telecommunications Company"*
1.2. Abbreviated registered name of the Issuer	*"UTK" PJSC*
1.3. Place of the Issuer's business	*66, Karasunskaya Street, Krasnodar, 350000*
1.4. Basic state registration number of the Issuer	*1022301172112*
1.5. Tax-payer's Identification Number (INN) assigned to the Issuer by tax authorities	*2308025192*
1.6. Unique Issuer's code assigned by the registering authority	*00062-A*
1.7. URL of the Internet page used by the Issuer for information disclosure	*http://www.stcompany.ru*
1.8. Name of the periodical used by the Issuer for publishing information	*Newspaper "Rossiyskaya Gazeta"*

1.9. Code (codes) of the material fact (facts)	*0600062A14092006, 0900062A14092006*

2. Substance

2.1. Type, category, series and other identification characteristics of securities.

01-series non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody (hereinafter referred to as the Bonds).

2.2. State registration number of the securities issue (additional issue) and the date of the state registration.

4-05-00062-A of 15th August 2003

2.3. Name of the registering authority that effected state registration of the securities issue (additional issue).

Federal Commission for Securities Market of the Russian Federation

2.4. Name of the Issuer's governing body that has taken the decision on payment (declaration) of dividends under the Issuer's share or on determination (procedure of determination) of the interest rate (coupon income) yielded on the Issuer's Bonds.

The interest rate (coupon income) on the Bonds is determined in accordance with the Decision on the Bond issue (state registration number 4-05-00062-A of 15.08.2003) approved by the Board of Directors of the Issuer (Minutes № 19 of May 29, 2003). The interest rate on the sixth coupon is equal to the interest rate on the first coupon approved at 14.24% per annum by the General Director of the Issuer on 18th September 2003 (Decision of the General Director № 04/8-619).

2.5. The date of taking the decision on payment (declaration) of dividends under the Issuer's shares or on determination (procedure of determination) the interest rate (coupon income) yielded on the Issuer's Bonds.

18 September 2003

2.6. The date of making up the Minutes of the meeting (session) of the Issuer's authorized body taking the decision on payment (declaration) of dividends under the Issuer's shares or on determination (procedure of determination) of the interest rate (coupon income) yielded on the Issuer's Bonds.

18 September 2003

2.7. Total amount of dividends accrued under the Issuer's shares of the specified category (type) and the size of dividend accrued per one share of the specified category (type); total amount of interest rate and (or) other yield to be paid under the Issuer's Bonds of the specified issue (series) and interest rate and (or) other yield to be paid under each Issuer's Bond of the specified issue (series).

Total amount of the sixth coupon income to be paid on the Issuer's Bonds makes RUR 106,500,000 (one hundred and six million five hundred thousand rubles); the sixth coupon income to be paid under each Issuer's Bond of the issue makes RUR 71.00 (seventy-one rubles).

2.8. Form of income payment under the Issuer's securities (money, other property).

In money terms in currency of the Russian Federation by cashless settlement

2.9. Due date of income payment (interest, par value) under the Issuer's securities (dividend on shares) and in case income under the Issuer's securities is to be paid by the Issuer during the set period of time – expiry date of such period. ***14th September 2006*** 2.10. Total amount of dividends paid under the Issuer's shares of the specified category (type); total amount of interest rate and (or) other yield paid under the Issuer's Bonds of the specified issue (series). ***Total amount of income paid under the first - sixth coupons makes RUR 639,000,000.*** 2.11. The Issuer's obligation and its amount in money terms. ***1)The Issuer's obligations on coupon income payment. Total amount of the sixth coupon income to be paid under the Issuer's Bonds makes 14.24% per annum or RUR 106,500,000 (one hundred and six million five hundred thousand rubles).*** ***2) Redemption of the nominal value of the Bonds worth 1,500,000,000 rubles*** 2.12. Fact of execution (default) of the Issuer's obligation. ***The Issuer's obligation on the sixth coupon payment and redemption of the nominal value of the bonds to the Bond Holders is fully executed.*** 2.13. In case of the default of the Issuer's obligation – the reason for such default and the amount of non-executed obligation expressed in money terms. ***The Issuer's obligation on the sixth coupon payment and redemption of the nominal value of the bonds to the Bond Holders is executed in full.***

3. Signature	
3.1. Director General of the Public Joint –Stock Company "Southern Telecommunications Company" ________ (Signature)	A. V. Andreev
3.2. Date " 14 " September 20 06	Official seal

Notification on the material facts
"DATA ON ACCRUED AND (OR) PAID INCOME UNDER THE ISSUER'S SECURITIES"

"DATA ON THE TIME OF EXECUTION OF THE ISSUER'S OBLIGATIONS TO THE OWNERS OF SECURITIES"

1. General	
1.1. Full registered name of the Issuer	***Public Joint –Stock Company "Southern Telecommunications Company"***
1.2. Abbreviated registered name of the Issuer	***"UTK" PJSC***
1.3. Place of the Issuer's business	***66, Karasunskaya Street, Krasnodar, 350000***
1.4. Basic state registration number of the Issuer	***1022301172112***
1.5. Tax-payer's Identification Number (INN) assigned to the Issuer by tax authorities	***2308025192***
1.6. Unique Issuer's code assigned by the registering authority	***00062-A***
1.7. URL of the Internet page used by the Issuer for information disclosure	***http://www.stcompany.ru***
1.8. Name of the periodical used by the Issuer for publishing information	***Newspaper "Rossiyskaya Gazeta"***

1.9. Code (codes) of the material fact (facts)	***0600062A13092006, 0900062A13092006***

2. Substance
2.1. Type, category, series and other identification characteristics of securities. ***04-series non-convertible interest-bearing documentary pay-to-bearer bonds with mandatory centralized custody (hereinafter referred to as the Bonds).*** 2.2. State registration number of the securities issue (additional issue) and the date of the state registration. ***4-08-00062-A of 24th November 2005.*** 2.3. Name of the registering authority that effected state registration of the securities issue (additional issue). ***Federal Service for Financial Markets*** 2.4. Name of the Issuer's governing body that has taken the decision on payment (declaration) of dividends under the Issuer's share or on determination (procedure of determination) of the interest rate (coupon income) yielded on the Issuer's Bonds. ***Coupon interest rate shall be set according to the Decision on the Bond Issue approved by the Company's Board of Directors (Minutes N 11 dated 18 October 2005). The third coupon interest rate of 10.5% per annum was approved by Order of UTK's Director General N 393 dated 14 December 2005.*** 2.5. The date of taking the decision on payment (declaration) of dividends under the Issuer's shares or on determination (procedure of determination) the interest rate (coupon income) yielded on the Issuer's Bonds. ***14 December 2005*** 2.6. The date of making up the Minutes of the meeting (session) of the Issuer's authorized body taking the decision on payment (declaration) of dividends under the Issuer's shares or on determination (procedure of determination) of the interest rate (coupon income) yielded on the Issuer's Bonds. ***14 December 2005*** 2.7. Total amount of dividends accrued under the Issuer's shares of the specified category (type) and the size of dividend accrued per one share of the specified category (type); total amount of interest rate and (or) other yield to be paid under the Issuer's Bonds of the specified issue (series) and interest rate and (or) other yield to be paid under each Issuer's Bond of the specified issue (series). ***Total amount of the third coupon income to be paid on the Issuer's Bonds makes RUR 130,900,000; the third coupon income to be paid under each Issuer's Bond makes RUR 26.18.*** 2.8. Form of income payment under the Issuer's securities (money, other property). ***In money terms in currency of the Russian Federation by cashless settlement*** 2.9. Due date of income payment (interest, par value) under the Issuer's securities (dividend on shares) and in case income under the Issuer's securities is to be paid by the Issuer during the set period of time – expiry date of such period. ***13th September 2006*** 2.10. Total amount of dividends paid under the Issuer's shares of the specified category (type); total amount of interest rate and (or) other yield paid under the Issuer's Bonds of the specified issue (series).

Total amount of income paid under the third coupon makes RUR 130,900,000.

2.11. The Issuer's obligation and its amount in money terms.

The Issuer's obligations on coupon income payment. Total amount of the third coupon income to be paid under the Issuer's Bonds makes 10.5% per annum or RUR 130,900,000;

2.12. Fact of execution (default) of the Issuer's obligation.

The Issuer's obligation on the third coupon payment to the Bond Holders is fully executed.

2.13. In case of the default of the Issuer's obligation – the reason for such default and the amount of non-executed obligation expressed in money terms.

The Issuer's obligation on the third coupon payment to the Bond Holders is executed in full.

3. Signature	
3.1. Director General of the Public Joint –Stock Company "Southern Telecommunications Company" ______	V. Andreev (Signature)
3.2. Date " 13 " September 20 06	Official seal